UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ Paul H. Brock
By: Paul H. Brock
Title: Vice-President and Treasurer

/s/ Robert Cecutti
By: Robert Cecutti
Title: Controller

Date: June 24, 2022

SUMMARY TABLE OF CONTENTS

Appendix 1	The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2021 and 2020

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

The Magna Group of Companies
Retirement Savings Plans

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2021 and 2020

The report accompanying these financial statements was issued by
BDO USA, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

       The Magna Group of Companies Retirement Savings Plans

Financial Statements and Supplemental Schedules

Years Ended December 31, 2021 and 2020

The Magna Group of Companies Retirement Savings Plans

Report of Independent Registered Public Accounting Firm

The Pension and Retirement Savings Committee and Participants

The Magna Group of Companies Retirement Savings Plans

Aurora, Ontario, Canada

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year), Schedule of Reportable Transactions, and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have served as the Plan’s auditor since 2007.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 24, 2022

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

(in thousands)

December 31,	2021	2020
Assets

Investments
Investments, at fair value	$2,514,385	$2,246,057
Receivables
Employer	29,209	19,522
Participants	410	385
Notes receivable from participants	60,166	59,334
Total Receivables	89,785	79,241
Net Assets Available for Benefits	$2,604,170	$2,325,298

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31,	2021	2020
Additions
Investment income:
Interest and dividends	$14,644	$15,039
Net appreciation in fair value of investments	339,512	329,626
Contributions:
Employer	58,177	47,811
Participants	100,023	94,162
Rollovers	13,509	10,426
Interest from notes receivable from participants	3,405	3,347
Total Additions	529,270	500,411
Deductions
Benefits paid to terminated employees	136,314	97,748
Benefits paid to participating employees	111,797	87,727
Loan expenses and other, net	2,287	500
Total Deductions	250,398	185,975
Net increase	278,872	314,436
Net Assets Available for Benefits, beginning of year	2,325,298	2,010,862
Net Assets Available for Benefits, end of year	$2,604,170	$2,325,298

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1. Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the Plan) provides only general information. Participants should refer to the restated Plan Agreement for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the Primary Employer) and other participating subsidiaries and affiliates of the Primary Employer (collectively, the Employer) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2016.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan Agreement provides that the Plan may invest in common stock of Magna International Inc. (Magna), the parent company of the Primary Employer.

The Plan is administered by the Primary Employer and individuals appointed by the Board of Directors of the Primary Employer. Principal Trust Company (Principal) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit-Sharing Eligibility

An employee is eligible to receive profit-sharing contributions if the employee is employed at a participating employer on the last day of the plan year and the employee received compensation for 1,000 hours of service in the plan year.

Contributions and Automatic Enrollment

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the Code). The Employer may make a discretionary matching contribution. For the 2021 and 2020 plan years, the Employer Matching Contribution was 50% of the first 6% of base earnings contributed by a participant, unless a collective bargaining agreement states differently. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Employees are automatically enrolled after a 30-day opt-out period. The Employer withholds an amount equal to a percentage of eligible employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.

New hires are automatically enrolled at 6% of employee compensation (other than bonus pay), except for newly hired employees covered under certain collective bargaining agreements who will be automatically enrolled at 3%.

The Plan has an automatic increase feature whereby the contribution percentage is increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6%, unless the employee changes or stops the contribution. The automatic increase does not apply to certain employees who are covered by a collective bargaining agreement.

The deferred profit-sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer. As of January 01, 2022, the deferred profit-sharing portion of the Plan was replaced by a new profit-sharing account labelled Magna Base Retirement Contribution (MBC) for all eligible participants. The MBC for each eligible participant is determined by multiplying their applicable Regular Earnings by 3%. The MBC will be paid to eligible participants on a periodic per-pay period basis throughout the year. Contributions will commence on the first of the month on or following the completion of 6 months and attainment of 18 years of age. A one-time base contribution has been made in April 2022 to each participant who is not under collective bargaining unit agreement and who is eligible for Profit Sharing Contribution for the Plan year ended December 31, 2021.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan, and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit-sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit-sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Vesting for the deferred profit-sharing portion of the Plan occurs on the following schedule:

Full Years of Service	Vested Percentage (%)
Less than 1	0
1	30
2	40
3	60
4	80
5 and after	100

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the plan year in which the amounts are allocated or re-allocated, unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

Forfeitures

For the deferred profit-sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2021 and 2020, allocated forfeitures were $2,805 thousand and $1,586 thousand, respectively. As of December 31, 2021 and 2020, forfeited nonvested accounts totaled $2,054 and $2,560 thousand, respectively.

Plan Benefits

For the deferred profit-sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after ten continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit-sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan Agreement.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding amounts related to the participant’s deferred profit-sharing account. Participant note terms range from one to five years, or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current Prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2021, outstanding notes receivable had interest rates ranging from 4.25% to 7.50%, excluding deemed loans.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the deferred profit-sharing portion of the Plan, 4/7th of the annual profit-sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant directed portion of the Plan. The remaining portion of the annual profit-sharing contribution is directed by the employee and may include investments in Employer Securities. Participants may diversify up to 100% of Magna stock held in their account at any time. Voting rights are all retained by the trustee per the direction of the Employer.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan, and the Employer also provides certain administrative services which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

CARES Act Implementation

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and the Plan allowed for the suspension of 401(k) loan payments in 2020.

2. Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Subsequent Events

Subsequent events have been evaluated by management through June 24, 2022, the date these financial statements were available to be issued.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus (the COVID-19 outbreak) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The full impact of the COVID-19 outbreak continues to evolve. This pandemic has adversely affected global economic activity and contributed to volatility in financial markets. Since the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

Investment Valuation and Income Recognition

All Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, Plan trustee and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2021 and 2020 are shares of the Employer’s securities amounting to $521 and $482 million, respectively. This investment represents 21% and 21% of total investments at December 31, 2021 and 2020, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2021 or 2020.

The Principal Stable Value Fund – This asset is daily valued by the trustee, Union Bond & Trust Company, based on the underlying investments which consist primarily of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The Fund provides for daily redemptions at the reported net asset value (NAV). Participants are permitted to redeem units at NAV on the valuation date.

Pooled Separate Accounts (PSAs) – These assets are valued based on the underlying investments (i.e., common stock, mutual funds, short-term securities). While the majority of the underlying assets values are based on quoted prices, the NAV of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date. Principal may place transfer or liquidation restrictions on the U.S. Property Separate Account. As of March 4, 2020, a withdraw limitation was enacted and a partial plan payments were made during 2020 for participants requesting withdraws from the U.S. Property Separate Account. This Separate Account is unlike most other retirement plan investment options because it invests primarily in owned private equity commercial real estate rather than securities. Unlike public securities sold on an exchange, commercial real estate assets are usually sold in time-consuming, and often complex, transactions. Due to the nature of these transactions, this Separate Account may be subject to market conditions which may delay or prevent a sale. A pre-existing contractual limitation may be implemented in the group annuity contract which will allow the company to manage this Separate Account and satisfy withdrawal requests proportionately over time and fairly among all those who request a withdrawal. As of July 15, 2021, no withdrawal limitation is in effect.

Generally, the PSA investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. There are no unfunded commitments relating to these investments.

Common/Collective Trusts (CCTs) – These assets are valued at the NAV of the units held by the Plan, which are based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements. There are no unfunded commitments relating to these investments.

Employer Securities – These assets are valued at the closing price quoted on a recognized securities exchange.

Mutual Funds – These assets are valued at quoted market prices of shares held by the Plan.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Deferred Income Annuities: - The Principal Pension Builder is an investment option which allows participants to purchase deferred income annuities issued by Principal Life Insurance Company. These assets can be transferred in the future to other investment options within the Plan or surrendered. Transactions that occur prior to the commencement of guaranteed income payments are realized at the lower of contract value (or return of premium) or an adjusted contract value that takes into account the current rates of interest available in the marketplace as well as mortality factors. The fair market value of the annuities is the value paid when funds are withdrawn prior to the income start date. The annuities are reported at fair value which approximates contract value.

Life insurance Policies – These assets are valued at the cash surrender value of the individual policies.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investments (in thousands):

December 31, 2021	Level 1	Level 2	Level 3	Total
Mutual funds	$521,726	$-	$-	$521,726
Employer securities	521,481	-	-	521,481
Deferred income annuities	-	-	2,467	2,467
Life insurance policies	-	-	35	35
Total investments, at net asset value*	-	-	-	1,468,676
Total Investments, at fair value	$1,043,207	$-	$2,502	$2,514,385

December 31, 2020	Level 1	Level 2	Level 3	Total
Mutual funds	$48,244	$-	$-	$48,244
Employer securities	482,161	-		482,161
Deferred income annuities	-	-	2,047	2,047
Life insurance policies	-	-	33	33
Total investments, at net asset value*	-	-	-	1,713,572
Total Investments, at fair value	$530,405	$-	$2,080	$2,246,057

*	The stable value funds, the pooled separate accounts and the common/collective trusts are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Investments classified within Level 3 consist of life insurance policies and deferred income annuities. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2021 and 2020 (in thousands):

Year ended December 31, 2021	Deferred Income Annuities	Life Insurance Policies
Balance, beginning of year	$2,047	$33
Purchases	496	2
Sales	(76)	-
Balance, end of year	$2,467	$35

Year ended December 31, 2020	Deferred Income Annuities	Life Insurance Policies
Balance, beginning of year	$1,756	$31
Purchases	932	2
Sales	(641)	-
Balance, end of year	$2,047	$33

4. Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2021	2020
Magna International Inc. common stock	$521,481	$482,161

Year ended December 31,	2021	2020
Changes in net assets available for benefits
Dividend income	$11,347	$11,444
Net appreciation in fair value of investments	68,681	125,482
Employer contributions	12,150	22,431
Participant contributions	3,566	3,229
Net inter-fund transfers	(14,419)	(34,212)
Distributions to terminated employees	(25,784)	(15,070)
Distributions to participating employees	(16,222)	(8,991)
Increase in Net Assets Available for Benefits	$39,319	$104,313

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

5. Related Party Transactions

Certain Plan investments are stable value funds, common/collective trusts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of the Employer. Notes receivable from participants are also considered party-in interest transactions.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2018 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Document has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2021 and 2020 aggregating $2,398 and $1,963 thousand, respectively. The Employer has calculated lost earnings and deposited the lost earnings into the Plan for 2021 and 2020.

8. Commitments and Contingencies

On April 30, 2020, a putative class action lawsuit was filed in the United States District Court, Eastern District of Michigan against Magna International of America, Inc. and its Board of Directors, the Magna International of America, Inc. Investment Committee, the United States Pension and Retirement Savings Committee, and several unnamed individuals (the Defendants). The Complaint alleges claims under the Employee Retirement Income Security Act of 1974 (ERISA) for breach of fiduciary duty and failure to monitor other fiduciaries with respect to the fees and expenses associated with investment options in the Magna Group of Companies Retirement Savings Plans. The plaintiffs seek various forms of relief, including damages and declaratory and injunctive relief. Discovery was completed on January 21, 2022, and dispositive motions (including summary judgment and certification) have been filed and are pending. The Defendants believe the suit is without merit and therefore intend to vigorously defend the case. Given the current stage of the legal proceedings, it is not possible to predict the outcome of the claim.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

December 31,	2021	2020
Net assets available for benefits per the financial statements	$2,604,170	$2,325,298
Benefits payable to participants	(1,038)	(4,067)
Net Assets Available for Benefits, per the Form 5500	$2,603,132	$2,321,231

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500 (in thousands):

Year ended December 31,	2021	2020
Net increase per the financial statements	$278,872	$314,436
Benefits payable to participants - end of year	(1,038)	(4,067)
Benefits payable to participants - prior year	4,067	365
Total Income, per the Form 5500	$281,901	$310,734

Supplemental Schedules

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(in thousands)

EIN: 98-0095901	Plan Number: 002

Year ended December 31, 2021
	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE 2002-51
Check here if late participant loan repayments are included: ☒
2021	$-	$2,398	$-	$-
2020	-	1,963	-	-

*  Voluntary Fiduciary Correction Program (DOL)

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(in thousands)

EIN: 98-0095901	Plan Number: 002

December 31, 2021
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Stable Value Fund with Principal Life Insurance Company
*	Union Bond& Trust Company	Principal Stable Value	**	$172,254
*	Principal Life Insurance Company	Principal Pension Builder	**	2,467
	Total Stable Value Fund			174,721
	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	Prin LargeCap Growth I SA-I5		**	172,087
*	Prin Div Intl SA-I5		**	72,185
*	Prin Equity Income SA-Z		**	70,655
*	Prin Core Plus Bond Sep Acct-Z		**	64,206
*	Prin U.S. Property SA-I5		**	42,255
	Total Pooled Separate Accounts			421,388
	Common/Collective Trusts
	Principal Global Investors Trust Co:
*	Prin LifeTime Hyb 2030 CIT I25		**	283,574
*	Prin LifeTime Hyb 2040 CIT I25		**	222,450
*	Prin LifeTime Hyb 2050 CIT I25		**	161,698
*	Prin LifeTime Hyb 2020 CIT I25		**	148,038
*	Prin LifeTime Hyb 2060 CIT I25		**	32,001
*	Prin LifeTime Hyb 2010 CIT I25		**	18,065
*	Prin LifeTime Hyb Inc CIT I25		**	7,590
*	Prin LifeTime Hyb 2025 CIT I25		**	819
*	Prin LifeTime Hyb 2035 CIT I25		**	241
*	Prin LifeTime Hyb 2045 CIT I25		**	211
*	Prin LifeTime Hyb 2055 CIT I25		**	177
*	Prin LifeTime Hyb 2015 CIT I25		**	153
*	Prin LifeTime Hyb 2065 CIT I25		**	17
	Total Common/Collective Trusts			875,034
	Employer Securities
*	Magna International Inc. common stock		279,566	521,481
	Mutual Funds
	Fidelity MID CP Index Fund		**	264,807
	Fidelity SM CAP Index Fund		**	115,038
	Fidelity 500 Index Fund		**	90,502
	Fidelity US Bond Index Fund		**	23,895
	Invesco Developing Markets R6 Fund		**	14,658
	Fidelity Total INT Index Fund		**	12,610
	Dreyfus Bond Market Index Basic Fund		**	216
	Total Mutual Funds			521,726
	Northwestern Mutual Life Insurance Company	Life insurance policies		35
*	Participant Loans	Maturing at various dates at interest rates ranging from (4.25% to 7.50%)		60,166
	Total Investments, per Form 5500			$2,574,551

*   A party in interest, as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

(in thousands)

EIN: 98-0095901	Plan Number: 002

Year ended December 31, 2021
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (Number of Transactions)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) - Series of Transactions in Excess of 5% of the Current Value of Plan Assets
Magna International Inc.	Common stock
Purchase	1,153	$81,848	$-	$-	$-	$81,848	$81,848	$-
Sale	2,690		111,035	-	-	***	111,035	***

Notes:

(1)	Magna International Inc. is a party-in-interest, as defined by ERISA.

(2)	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)	There were no category (i), (ii), or (iv) reportable transactions.

(4)	Historical cost information not available.